1. Name and Address of Reporting Person
   McIntyre, J. Lawrence
   8111 Lyndale Avenue South
   Bloomington, MN 55420-1196
   USA
2. Issuer Name and Ticker or Trading Symbol
   The Toro Company (TTC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   3/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Secretary & Ge
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       03/05/2002 M             4698        A      $43.5000                    D
Common Stock                       03/05/2002 F             -3906       D      $58.2000                    D
Common Stock                       03/27/2002 M             2582        A      $43.5000                    D
Common Stock                       03/27/2002 S             -182        D      $59.1000                    D
Common Stock                       03/27/2002 S             -100        D      $59.0600                    D
Common Stock                       03/27/2002 S             -2300       D      $58.9000   4699.864         D
Common Stock                                                                              -0               I           HELD BY
                                                                                                                       MATCHING
                                                                                                                       STOCK TRUSTEE
Common Stock                                                                              417.955          I           HELD BY ESOP
                                                                                                                       TRUSTEE
Common Stock                                                                              4320.573         I           401(k) Plan
Common Stock Units                                                                        5051.159 <F1>    D
Matching Units                                                                            2525.573 <F2>    D
Performance Share Units                                                                   11256.712 <F3>   D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $43.5    03/05/2002 M               4698  11/25/1997 11/25/2002 Common  4698     $43.5000            D
                                                                               Stock
Stock Option   $43.5    03/27/2002 M               2582  11/25/1997 11/25/2002 Common  2582     $43.5000   2298     D
                                                                               Stock

Explanation of Responses:

<F1>
Includes 13.068 Common Stock Units acquired 1/12/02 pursuant to a dividend investment feature of The Toro Company Deferred Compensation Plan for Officers.
<F2>
Includes 6.534 Matching Units acquired 1/12/02 pursuant to a dividend reinvestment feature of The Toro Company Deferred Compenssation Plan for Officers.
<F3>
Includes 29.122 Performance Share Units acquired 1/12/02 pursuant to a dividend reinvestment feature of The Toro Company Deferred Compensation Plan for Officers.

SIGNATURE OF REPORTING PERSON
/s/ J. Lawrence McIntyre

DATE
04/04/2002